Exhibit 99.4

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2013 and 2012

1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2013		December 31, 2012		September 30, 2012		January 1, 2012
ASSETS	Amount	%	Amount	%	Amount	%	Amount	%
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

CURRENT ASSETS
Cash and cash equivalents	$34,749,913	8	$30,938,472	7	$31,488,277	7	$26,407,196	6
Financial assets at fair value through profit or loss	363	—	2,994	—	32,678	—	45,750	—
Available-for-sale financial assets	16,880	—	2,250,260	—	2,390,784	1	2,498,712	1
Held-to-maturity financial assets	4,689,694	1	4,250,146	1	2,981,338	1	1,201,301	—
Trade notes and accounts receivable, net	24,344,606	6	24,354,817	6	24,400,896	6	22,396,071	5
Accounts receivable from related parties, net	48,365	—	43,937	—	28,215	—	34,064	—
Inventories	8,087,099	2	7,196,101	2	4,059,109	1	4,822,154	1
Prepayment	5,071,640	1	1,985,706	—	4,942,974	1	1,888,643	—
Other current monetary assets	4,775,749	1	24,449,195	6	9,103,345	2	43,050,748	10
Other current assets	3,987,212	1	4,474,595	1	4,641,999	1	3,039,836	1

Total current assets	85,771,521	20	99,946,223	23	84,069,615	20	105,384,475	24

NONCURRENT ASSETS
Available-for-sale financial assets	5,497,309	1	5,746,176	1	5,877,955	1	2,817,964	1
Held-to-maturity financial assets	8,923,153	2	11,796,144	3	14,005,461	3	13,494,891	3
Investments accounted for using equity method	2,328,385	1	2,191,836	—	2,645,841	1	2,519,741	—
Property, plant and equipment	296,810,800	70	297,342,349	68	293,482,780	70	295,031,831	67
Investment properties	7,776,464	2	7,788,898	2	7,812,704	2	9,060,081	2
Intangible assets	5,361,802	1	5,781,803	1	5,844,043	1	6,278,175	1
Deferred income tax assets	1,377,499	1	1,311,363	—	996,989	—	1,062,042	—
Prepayments	3,555,222	1	3,554,235	1	3,517,822	1	3,546,976	1
Other noncurrent assets	5,505,429	1	4,596,529	1	3,996,637	1	3,858,165	1

Total noncurrent assets	337,136,063	80	340,109,333	77	338,180,232	80	337,669,866	76

TOTAL	$422,907,584	100	$440,055,556	100	$422,249,847	100	$443,054,341	100

2

	September 30, 2013		December 31, 2012		September 30, 2012		January 1, 2012
LIABILITIES AND STOCKHOLDERS’ EQUITY	Amount	%	Amount	%	Amount	%	Amount	%
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

CURRENT LIABILITIES
Short-term loans	$1,075,222	—	$111,473	—	$130,000	—	$75,000	—
Financial liabilities at fair value through profit or loss	671	—	1,959	—	222	—	3,987	—
Trade notes and accounts payable	12,376,159	3	13,513,437	3	12,346,431	3	14,264,769	3
Payables to related parties	466,268	—	837,330	—	477,043	—	788,147	—
Current tax liabilities	5,073,998	1	7,139,382	2	4,438,208	1	8,043,530	2
Other payables	22,664,934	5	26,101,780	6	21,977,541	5	26,302,261	6
Provisions	114,242	—	221,245	—	128,800	—	148,050	—
Advance receipts	9,748,057	2	10,193,988	2	10,030,294	2	11,501,721	3
Current portion of long-term loans	—	—	8,372	—	33,489	—	701,887	—
Other current liabilities	1,577,680	1	1,597,476	—	1,799,254	1	1,954,963	1

Total current liabilities	53,097,231	12	59,726,442	13	51,361,282	12	63,784,315	15

NONCURRENT LIABILITIES
Long-term loans	1,700,000	1	2,050,000	1	1,650,000	1	1,058,372	—
Deferred income taxes liabilities	99,069	—	102,396	—	134,413	—	115,068	—
Provisions	135,301	—	44,909	—	39,810	—	34,002	—
Customers’ deposits	4,831,012	1	4,911,010	1	4,870,073	1	5,013,981	1
Accrued pension liabilities	4,799,621	1	4,583,148	1	3,011,873	1	2,956,402	1
Deferred revenue	3,767,384	1	3,838,854	1	3,538,846	1	3,887,813	1
Other noncurrent liabilities	1,315,382	—	1,312,630	—	1,257,487	—	865,644	—

Total noncurrent liabilities	16,647,769	4	16,842,947	4	14,502,502	4	13,931,282	3

Total liabilities	69,745,000	16	76,569,389	17	65,863,784	16	77,715,597	18

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stock	77,574,465	18	77,574,465	18	77,574,465	18	77,574,465	17

Additional paid-in capital	163,291,679	39	168,877,280	38	168,876,018	40	168,872,387	38

Retained earnings
Legal reserve	74,819,380	18	70,828,983	16	70,828,983	17	66,122,145	15
Special reserve	2,675,894	1	2,675,894	1	2,675,894	1	2,675,894	1
Unappropriated earnings	30,512,286	7	39,036,204	9	32,103,414	7	45,888,588	10

Total retained earnings	108,007,560	26	112,541,081	26	105,608,291	25	114,686,627	26

Other adjustments	(245,168)	—	161,061	—	239,707	—	28,756	—

Total equity attributable to stockholders of the parent	348,628,536	83	359,153,887	82	352,298,481	83	361,162,235	81

NONCONTROLLING INTERESTS	4,534,048	1	4,332,280	1	4,087,582	1	4,176,509	1

Total stockholders’ equity	353,162,584	84	363,486,167	83	356,386,063	84	365,338,744	82

TOTAL	$422,907,584	100	$440,055,556	100	$422,249,847	100	$443,054,341	100

The accompanying note is an integral part of the consolidated financial statements.

3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2013		2012		2013		2012
	Amount	%	Amount	%	Amount	%	Amount	%
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

REVENUES	$56,723,304	100	$55,284,607	100	$169,178,253	100	$165,168,978	100

OPERATING COSTS	35,789,479	63	34,607,909	63	108,519,223	64	104,702,702	63

GROSS PROFIT	20,933,825	37	20,676,698	37	60,659,030	36	60,466,276	37

OPERATING EXPENSES
Marketing	6,374,607	11	6,120,239	11	18,326,589	11	15,947,355	9
General and administrative	1,039,520	2	945,695	1	3,099,503	2	2,969,952	2
Research and development	922,176	2	957,458	2	2,724,972	2	2,743,066	2

Total operating expenses	8,336,303	15	8,023,392	14	24,151,064	15	21,660,373	13

OTHER INCOME AND EXPENSE	(12,005)	—	(9,457)	—	(24,176)	—	(1,266,280)	(1)

INCOME FROM OPERATIONS	12,585,517	22	12,643,849	23	36,483,790	21	37,539,623	23

NON-OPERATING INCOME AND EXPENSES
Interest income	146,630	—	183,333	1	471,040	—	586,191	1
Other revenue	127,762	—	108,662	—	266,637	—	281,351	—
Other gains and losses	(3,497)	—	(42,038)	—	(52,208)	—	(38,048)	—
Finance costs	(9,573)	—	(5,204)	—	(23,920)	—	(16,030)	—
Share of the profit of associates and jointly controlled entities accounted for using the equity method	208,900	1	165,287	—	541,417	1	465,718	—

Total non-operating income and expenses	470,222	1	410,040	1	1,202,966	1	1,279,182	1

INCOME BEFORE INCOME TAX	13,055,739	23	13,053,889	24	37,686,756	22	38,818,805	24

INCOME TAX EXPENSE	3,174,885	6	3,052,853	6	5,339,152	3	4,659,242	3

NET INCOME	9,880,854	17	10,001,036	18	32,347,604	19	34,159,563	21

OTHER COMPREHENSIVE INCOME (LOSS), NET
Items that will not be reclassified to profit or loss:
Share of remeasurements of defined benefit pension plans of associates	—	—	—	—	(39,598)	—	—	—

Items that may be reclassified subsequently to profit or loss:
Unrealized gain (loss) on available-for-sale financial assets	(70,853)	—	(306,033)	(1)	(404,170)	—	246,505	—
Exchange differences arising from the translation of the foreign operations	(72,259)	—	(21,253)	—	17,553	—	(41,282)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2013		2012		2013		2012
	Amount	%	Amount	%	Amount	%	Amount	%
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Share of exchange differences arising from the translation of the foreign operations of associates	$(305)	—	$(1,886)	—	$2,993	—	$13	—
Income tax relating to each component of other comprehensive income	(3,493)	—	—	—	(3,382)	—	—	—

	(146,910)	—	(329,172)	(1)	(387,006)	—	205,236	—

Total other comprehensive income (loss), net	(146,910)	—	(329,172)	(1)	(426,604)	—	205,236	—

TOTAL COMPREHENSIVE INCOME	$9,733,944	17	$9,671,864	17	$31,921,000	19	$34,364,799	21

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,661,538	17	$9,754,208	18	$31,419,176	19	$33,283,528	20
Noncontrolling interests	219,316	—	246,828	—	928,428	—	876,035	1

	$9,880,854	17	$10,001,036	18	$32,347,604	19	$34,159,563	21

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,519,368	17	$9,432,025	17	$30,973,349	18	$33,494,479	20
Noncontrolling interests	214,576	—	239,839	—	947,651	1	870,320	1

	$9,733,944	17	$9,671,864	17	$31,921,000	19	$34,364,799	21

EARNINGS PER SHARE
Basic	$1.25		$1.26		$4.05		$4.29

Diluted	$1.25		$1.26		$4.04		$4.28

The accompanying note is an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Stockholders of the Parent
	Common Stock	Additional Paid-in Capital				Other Adjustments			Noncontrolling Interests	Total Stockholders’ Equity
						Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for-sale Financial Assets	Total Equity Attributable to Stockholders’ Equity
			Retained Earnings
			Legal Reserve	Special Reserve	Unappropriated Earnings

BALANCE, JANUARY 1, 2012 (UNAUDITED)	$77,574,465	$168,872,387	$66,122,145	$2,675,894	$45,888,588	$(38,918)	$67,674	$361,162,235	$4,176,509	$365,338,744

Appropriation of 2011 earnings
Legal reserve (unaudited)	—	—	4,706,838	—	(4,706,838)	—	—	—	—	—
Cash dividends paid by Chunghwa (unaudited)	—	—	—	—	(42,361,864)	—	—	(42,361,864)	—	(42,361,864)

Cash dividends paid by subsidiaries to noncontrolling interests (unaudited)	—	—	—	—	—	—	—	—	(887,457)	(887,457)

Net income for the nine months ended September 30, 2012 (unaudited)	—	—	—	—	33,283,528	—	—	33,283,528	876,035	34,159,563

Other comprehensive income for the nine months ended September 30, 2012 (unaudited)	—	—	—	—	—	(33,254)	244,205	210,951	(5,715)	205,236

Total comprehensive income for the nine months ended September 30, 2012 (unaudited)	—	—	—	—	33,283,528	(33,254)	244,205	33,494,479	870,320	34,364,799

Exercise of employee stock option of subsidiaries (unaudited)	—	3,631	—	—	—	—	—	3,631	35,481	39,112

Decrease in noncontrolling interests (unaudited)	—	—	—	—	—	—	—	—	(107,271)	(107,271)

BALANCE, SEPTEMBER 30, 2012 (UNAUDITED)	$77,574,465	$168,876,018	$70,828,983	$2,675,894	$32,103,414	$(72,172)	$311,879	$352,298,481	$4,087,582	$356,386,063

	Equity Attributable to Stockholders of the Parent
	Common Stock	Additional Paid-in Capital				Other Adjustments			Noncontrolling Interests	Total Stockholders’ Equity
						Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for-sale Financial Assets	Total Equity Attributable to Stockholders’ Equity
			Retained Earnings
			Legal Reserve	Special Reserve	Unappropriated Earnings

BALANCE, JANUARY 1, 2013 (UNAUDITED)	$77,574,465	$168,877,280	$70,828,983	$2,675,894	$39,036,204	$(96,930)	$257,991	$359,153,887	$4,332,280	$363,486,167

Appropriation of 2012 earnings
Legal reserve (unaudited)	—	—	3,990,397	—	(3,990,397)	—	—	—	—	—
Cash dividends paid by Chunghwa (unaudited)	—	—	—	—	(35,913,099)	—	—	(35,913,099)	—	(35,913,099)

Cash dividends paid by subsidiaries to noncontrolling interests (unaudited)	—	—	—	—	—	—	—	—	(811,296)	(811,296)

Cash distributed from capital surplus (unaudited)	—	(5,589,240)	—	—	—	—	—	(5,589,240)	—	(5,589,240)

Net income for the nine months ended September 30, 2013 (unaudited)	—	—	—	—	31,419,176	—	—	31,419,176	928,428	32,347,604

Other comprehensive income for the nine months ended September 30, 2013 (unaudited)	—	—	—	—	(39,598)	3,305	(409,534)	(445,827)	19,223	(426,604)

Total comprehensive income for the nine months ended September 30, 2013 (unaudited)	—	—	—	—	31,379,578	3,305	(409,534)	30,973,349	947,651	31,921,000

Exercise of employee stock option of subsidiaries (unaudited)	—	3,658	—	—	—	—	—	3,658	32,878	36,536

Compensation cost of employee stock options of a subsidiary (unaudited)	—	—	—	—	—	—	—	—	45,303	45,303

Employee stock bonus issued by a subsidiary (unaudited)	—	(19)	—	—	—	—	—	(19)	2,468	2,449

Decrease in noncontrolling interests (unaudited)	—	—	—	—	—	—	—	—	(15,236)	(15,236)

BALANCE, SEPTEMBER 30, 2013 (UNAUDITED)	$77,574,465	$163,291,679	$74,819,380	$2,675,894	$30,512,286	$(93,625)	$(151,543)	$348,628,536	$4,534,048	$353,162,584

The accompanying note is an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	For the Nine Months Ended September 30
	2013	2012
	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$37,686,756	$38,818,805
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	23,110,206	23,338,746
Amortization	914,917	833,504
Provision for (reversal of) doubtful accounts	173,374	(1,450,406)
Interest expenses	23,920	16,030
Interest income	(471,040)	(586,191)
Dividend income	(43,989)	(18,883)
Compensation cost of employee share options	45,303	—
Share of the profit of associates and jointly controlled entities accounted for using equity method	(541,417)	(465,718)
Impairment loss on available-for-sale financial assets	28,692	138,393
Impairment loss on goodwill	18,055	—
Provision for inventory and obsolescence	133,054	14,455
Impairment loss on property, plant and equipment	2,262	—
Impairment loss on investment properties	—	1,261,365
Gain on disposal of financial instruments	(76,291)	(65,343)
Loss on disposal or abandonment of property, plant and equipment	21,914	4,915
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	1,075	(31,282)
Gain on foreign exchange	(7,881)	(18,491)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	9,361	27,689
Trade notes and accounts receivable	(155,459)	(540,259)
Receivables from related parties	(4,428)	5,849
Inventories	(1,024,052)	748,590
Other current monetary assets	(216,867)	299,217
Prepayments	(3,086,921)	(3,025,177)
Other current assets	517,357	(1,588,255)
Increase (decrease) in:
Trade notes and accounts payable	(1,137,278)	(1,837,280)
Payables to related parties	(371,062)	(311,104)
Other payables	(2,750,149)	(4,332,435)
Provisions	(16,611)	(73,498)
Advance receipts	(366,646)	(1,097,699)
Other current liabilities	(29,394)	(89,872)
Deferred revenue	(71,470)	(348,967)
Accrued pension liabilities	216,473	55,471

Cash generated from operations	52,531,764	49,682,169

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	For the Nine Months Ended September 30
	2013	2012
	(Unaudited)	(Unaudited)

Interest paid	$(24,004)	$(22,988)
Income tax paid	(7,503,973)	(8,170,675)

Net cash provided by operating activities	45,003,787	41,488,506

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial assets at fair value through profit or loss	—	(29,548)
Proceeds from disposal of designated financial assets at fair value through profit or loss	—	81,997
Acquisition of available-for-sale financial assets	(1,797,917)	(4,488,250)
Proceeds from disposal of available-for-sale financial assets	3,989,443	1,646,648
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	(17,845,775)	(13,890,427)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	37,724,255	47,537,609
Acquisition of held-to-maturity financial assets	—	(3,865,172)
Proceeds from disposal of held-to-maturity financial assets	2,396,950	1,525,895
Capital reduction of available-for-sale financial assets	18,000	20,000
Proceeds from disposal of hedging derivative assets	15,288	—
Derecognition of hedging derivative liabilities	(108,433)	—
Acquisition of investments accounted for using equity method	(60,000)	(25,912)
Capital reduction of associates	16,387	—
Acquisition of property, plant and equipment	(23,307,270)	(22,556,002)
Proceeds from disposal of property, plant and equipment	35,847	33,025
Acquisition of intangible assets	(511,871)	(399,376)
Decrease (increase) in noncurrent assets	(910,676)	241,724
Interest received	539,364	618,459
Cash dividends received	424,437	313,741

Net cash provided by investing activities	618,029	6,764,411

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	1,238,522	615,000
Repayment of short-term loans	(274,773)	(560,000)
Repayment of long-term loans	(358,372)	(76,770)
Customers’ deposits refunded	(70,400)	(82,888)
Increase (decrease) in other noncurrent liabilities	(76,533)	70,516
Cash dividends and cash distributed from additional paid-in capital	(41,502,339)	(42,361,864)
Proceeds from exercise of employee stock option granted by subsidiary	36,536	39,112

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	For the Nine Months Ended September 30
	2013	2012
	(Unaudited)	(Unaudited)

Cash dividends paid by subsidiaries to noncontrolling interests	$(811,296)	$(887,457)
Change in other noncontrolling interests	(14,850)	—

Net cash used in financing activities	(41,833,505)	(43,244,351)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	23,130	72,515

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,811,441	5,081,081

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	30,938,472	26,407,196

CASH AND CASH EQUIVALENTS, END OF PERIOD	$34,749,913	$31,488,277

The accompanying note is an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(In Thousands of New Taiwan Dollars)

1.	DISCLOSURE FOR FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.	Basis of the preparation of financial information under International Financial Reporting Standards

The consolidated financial statements for the nine months ended September 30, 2013 are reported under International Financial Reporting Standards (“IFRSs”) as issued by International Accounting Standards Board (“IASB”). As the basis of the preparation, the Company complied with IFRS 1 “First-time adoption of International Financial Reporting Standards”.

b.	Based on IFRS 1 “First-time adoption of International Financial Reporting Standards”, when the Company first adopts IFRSs, the Company should apply the IFRSs to establish its accounting policies, to prepare its financial statements and make required adjustments retroactively to the transition date (January 1, 2012). IFRS 1 provided several optional exemptions. The main exemptions adopted by the Company were discussed as follows:

1)	Business combination

The Company elected not to apply IFRS 3 retrospectively to business combinations which occurred on or before December 31, 2011.

2)	Share-based payment transactions

The Company elected not to apply IFRS 2 retrospectively to the share-based payment transactions which were granted and vested on or before December 31, 2011.

3)	Deemed costs

The Company elected to measure its revalued land at the date of transition to IFRSs at its revalued amount determined under accounting principles generally accepted in the Republic of China (“ROC GAAP”) as its deemed cost. The other property, plant and equipment, investment properties and intangible assets were measured under a cost model under IFRSs.

4)	Employee benefits

The Company elected to recognize all unrecognized cumulative actuarial gains and losses as retained earnings as of January 1, 2012.

The impacts of the aforementioned optional exemptions were included in the following part d of “explanation for the adjustments of IFRSs transition”.

c.	Impacts after transition to IFRSs

Except for the following tables, please refer to Note 1 to the consolidated financial statement as of and for the three months ended March 31, 2013 for impacts on the consolidated financial statements after transition to IFRSs.

The impacts on the consolidated balance sheet and the consolidated statements of comprehensive income after transition to IFRSs are as follows:

1)	Reconciliation of consolidated balance sheet as of September 30, 2012

		Adjustments		IFRSs		Notes
ROC GAAP		Differences in Recognitions and	Differences in
Items	Amount	Measurements	Presentations	Amount	Items

Current assets	$84,992,991	$—	$(923,376)	$84,069,615	Current assets	4), 15)
Investments accounted for using equity method	2,687,936	(42,095)	—	2,645,841	Investments accounted for using equity method	10),12), 14)
Financial assets carried at cost	2,616,087	—	(2,616,087)	—	Financial assets carried at cost	15)
Available-for-sale financial assets	3,261,868	—	2,616,087	5,877,955	Available-for-sale financial assets	15)
Held-to-maturity financial assets	14,005,461	—	—	14,005,461	Held-to-maturity financial assets
Other monetary assets	1,000,000	—	(1,000,000)	—		15)
Property, plant and equipment	299,809,041	—	(6,326,261)	293,482,780	Property, plant and equipment	1), 2), 15)
	—	—	7,812,704	7,812,704	Investment properties	1), 2)
Intangible assets	5,872,131	(64,553)	36,465	5,844,043	Intangible assets	15)
Other assets	7,605,886	465,633	439,929	8,511,448	Other noncurrent assets	1), 2), 4), 5), 6), 15)

Total	$421,851,401	$358,985	$39,461	$422,249,847	Total

Current liabilities	$48,936,714	$3,366,984	$(942,416)	$51,361,282	Current liabilities	7), 8), 14)
Noncurrent liabilities	11,068,608	2,357,031	1,076,863	14,502,502	Noncurrent liabilities	4), 5), 6), 7), 8)
Reserve for land value incremental tax	94,986	—	(94,986)	—		4)

Total liabilities	60,100,308	5,724,015	39,461	65,863,784	Total liabilities

Common stock	77,574,465	—	—	77,574,465	Common stock
Additional paid-in capital	169,542,532	(666,514)	—	168,876,018	Additional paid-in capital	6), 8), 11), 12), 13)
Retained earnings	104,462,712	1,145,579	—	105,608,291	Retained earnings	3), 5), 6), 7), 8), 10), 11), 12), 13), 14)
Other adjustments	5,964,503	(5,724,796)	—	239,707	Other adjustments	3), 6), 10)

Total equity attributable to stockholders of the parent	357,544,212	(5,245,731)	—	352,298,481	Total equity attributable to shareholders of the parent
Minority interests in subsidiaries	4,206,881	(119,299)	—	4,087,582	Noncontrolling interests	5), 6), 10), 11), 14)

Total stockholders’ equity	361,751,093	(5,365,030)	—	356,386,063	Total shareholders’ equity

Total	$421,851,401	$358,985	$39,461	$422,249,847	Total

2)	Reconciliation of consolidated statement of comprehensive income for the nine months ended September 30, 2012

		Adjustments		IFRSs		Notes
ROC GAAP		Differences in Recognitions and	Differences in
Items	Amount	Measurements	Presentations	Amount	Items

Net revenues	$164,008,760	$1,160,218	$—	$165,168,978	Revenues	7), 8), 9)
Operating costs	(104,375,603)	(326,247)	(852)	(104,702,702)	Operating costs	6), 7), 9), 16)

Gross profits	59,633,157	833,971	(852)	60,466,276	Gross profit

Operating expenses	(21,759,339)	70,194	28,772	(21,660,373)	Operating expenses	6), 7), 9), 11), 16)
	—	—	(1,266,280)	(1,266,280)	Other income and expense	16)

Income from operations	37,873,818	904,165	(1,238,360)	37,539,623	Income from operations
Non-operating income and losses	9,421	3,330	1,266,431	1,279,182	Non-operating income and expenses	3), 10), 12), 14), 16)

Income before income tax	37,883,239	907,495	28,071	38,818,805	Income before income tax
Income tax expense	(6,066,681)	1,435,510	(28,071)	(4,659,242)	Income tax expenses	5), 14), 16)

Consolidated net income	$31,816,558	$2,343,005	$—	34,159,563	Net income

					Items that may be reclassified subsequently to profit or loss:
				246,505	Unrealized gain on available-for-sale financial assets
				(41,282)	Exchange differences arising from the translation of the foreign operations
				13	Share of exchange differences arising from the translation of the foreign operations of associates

				205,236	Total other comprehensive income

				$34,364,799	Total comprehensive income

3)	Reconciliation of consolidated statement of comprehensive income for three months ended September 30, 2012

		Adjustments		IFRSs		Notes
ROC GAAP		Differences in Recognitions and	Differences in
Items	Amount	Measurements	Presentations	Amount	Items

Net revenues	$54,402,889	$881,718	$—	$55,284,607	Revenues	7), 8), 9)
Operating costs	(34,280,725)	(326,889)	(295)	(34,607,909)	Operating costs	6), 7), 9), 16)

Gross profits	20,122,164	554,829	(295)	20,676,698	Gross profit

Operating expenses	(8,023,223)	(8,732)	8,563	(8,023,392)	Operating expenses	6), 7), 9), 11), 16)
	—	—	(9,457)	(9,457)	Other income and expense	16)

Income from operations	12,098,941	546,097	(1,189)	12,643,849	Income from operations
Non-operating income and losses	412,720	(12,137)	9,457	410,040	Non-operating income and expenses	3), 10), 12), 14), 16)

Income before income tax	12,511,661	533,960	8,268	13,053,889	Income before income tax
Income tax expense	(2,042,946)	(1,001,639)	(8,268)	(3,052,853)	Income tax benefit	5), 14), 16)

Consolidated net income	$10,468,715	$(467,679)	$—	10,001,036	Net income

					Items that may be reclassified subsequently to profit or loss:
				(306,033)	Unrealized loss on available-for-sale financial assets
				(21,253)	Exchange differences arising from the translation of the foreign operations
				(1,886)	Share of exchange differences arising from the translation of the foreign operations of associates

				(329,172)	Total other comprehensive income

				$9,671,864	Total comprehensive income

d.	Explanation for the adjustments of IFRSs transition:

1)	Classification of investment properties

Under ROC GAAP, properties for lease were classified as property, plant and equipment and other assets; after transitions to IFRSs, owned-property for either rental revenue or capital appreciation should be classified as investment properties.

On September 30, 2012, the assets that met definitions of investment properties under IAS 40 “Investment Property” were reclassified from property, plant and equipment of $7,353,602 thousand, and other assets - idle assets of $459,102 thousand, to investment properties. The total amount of reclassification was $7,812,704 thousand.

2)	Classification of leased assets and idle assets

Under ROC GAAP, leased and idle assets were classified as other assets; after the transition to IFRSs, leased and idle assets were reclassified to property, plant and equipment or investment properties based on the nature of these assets.

The Company reclassified leased assets to property, plant and equipment and the amounts were $392,253 thousand as of September 30, 2012. Except for the abovementioned Item 1) which discussed the reclassification from idle assets to investment properties, the Company reclassified the remaining idle assets to property, plant and equipment amounting to $422,168 thousand as of September 30, 2012.

3)	Deemed costs of property, plant and equipment

The Company elected to apply the optional exemption in IFRS 1. The management measured land (classified as property, plant and equipment and investment properties under IFRSs) at its revalued amount, which was the carrying value under ROC GAAP, as deemed costs. As such, on January 1, 2012, the Company reclassified the unrealized revaluation increment (classified as stockholders’ equity) to retained earnings at the amount of $5,762,753 thousand. This reclassification did not affect total equity amount. The unrealized revaluation increment costs reclassified to retained earnings decreased by nil and $117 thousand, due to the partial disposal on revalued land; and decreased by nil and $2,054 thousand due to impairment loss, for the three months and nine months ended September 30, 2012, respectively. As a result, the carrying value of property, plant and equipment was $5,760,582 thousand as of September 30, 2012. Gain on disposal decreased by nil and $117 thousand, and impairment loss increased by nil and $2,054 thousand, for the three months and nine months ended September 30, 2012, respectively.

4)	Classification of deferred income tax asset and liability, and valuation allowance

Under ROC GAAP, a deferred income tax asset and liability should be classified as current and noncurrent in accordance with the classification of its related asset or liability. When a deferred income tax asset and liability does not relate to an asset or liability, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled. However, under IFRSs, a deferred income tax asset and liability should be classified as noncurrent, and could not be offset. Deferred income tax assets and liabilities are offset on the balance sheet when the entity has the legally enforceable right to offset current tax assets against current tax liabilities and they are levied by the same taxation authority on the same entity.

Under ROC GAAP, if it is more likely than not that deferred income tax assets will not be realized, the valuation allowances are provided to the extent. However, under IFRSs, deferred income tax assets are only recognized when it is more likely than not to be realized, and the valuation allowance is not used under IFRSs.

Based on the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the reserve for land value incremental tax caused by revaluation of land is classified as long-term liabilities. Under IFRSs, if the Company elects to apply the IFRS 1 exemption and measure the revalued land using the carrying amount determined under ROC GAAP as its deemed cost, the related reserve for land value incremental tax should be classified as deferred income tax liabilities.

The Company reclassified its deferred income tax assets - current to noncurrent assets and the amounts was $106,808 thousand as of September 30, 2012. Further, deferred income tax liabilities, which were netted with deferred income tax assets under ROC GAAP, were reversed. As a result of such reversal, deferred income tax liabilities - noncurrent and deferred income tax assets - noncurrent increased by $39,461 thousand and reserve for land value incremental tax of $94,986 thousand was also reclassified as deferred income tax liabilities - noncurrent under IFRSs.

5)	Income tax

Based on IAS 12 “Income Taxes”, the income tax adjustments as a result of the transition to IFRSs are as follows: Deferred income tax assets increased by $481,507 thousand as of September 30, 2012; retained earnings increased by $472,926 thousand as of September 30, 2012; noncontrolling interests increased by $8,615 thousand as of September 30, 2012. Deferred income tax liabilities decreased by $34 thousand as of September 30, 2012. For the three months ended September 30, 2012, due to the adjustment of deferred income tax assets and deferred income tax liabilities (decreased by $36,932 thousand in deferred tax assets and decreased by $205 thousand in deferred income tax liabilities), income tax expense increased by $36,727 thousand. For the nine months ended September 30, 2012, due to the adjustment of deferred income tax assets and deferred income tax liabilities (decreased by $105,232 thousand in deferred tax assets and decreased $34 thousand in deferred income tax liabilities), income tax expense increased by $105,198 thousand.

6)	Employee benefits

Under ROC GAAP, net transaction obligation that was resulted from the first time adoption of SFAS No. 18, “Pension” should be amortized on a straight-line basis over the average remaining service life of active plan participants and recognized as net periodic pension cost. After the transition to IFRSs, the transitional rules in IAS 19, “Employee Benefits” was not applicable, thus the related amounts of net transaction obligation should be recognized at once and adjusted in retain earnings.

Under ROC GAAP, actuarial gains (losses) are recognized based on the corridor approach and the amounts are amortized over the average remaining service life of active plan participants. Under IFRSs, the Company elected to recognize pension gains (losses) arising from defined benefit plans as other comprehensive income immediately and subsequent reclassification to earnings is not permitted.

Furthermore, under ROC GAAP, the prior service costs should be recognized as an expense on a straight-line basis over the average remaining service life of active plan participants until the benefits become vested.

Under IFRSs, the newly-revised International Accounting Standard 19, “Employee Benefits” (“IAS 19”) required entities to accelerate the recognition of past service costs in profit or loss immediately. The Company earlier adopted the newly-revised IAS 19 from January 1, 2012

As a result of the aforementioned adjustments, other liabilities increased by $1,479,611 thousand as of September 30, 2012; other noncurrent assets decreased by $15,874 thousand as of September 30, 2012; retained earnings decreased by $1,445,195 thousand as of September 30, 2012; unrecognized net losses of pension decreased by $215 thousand as of September 30, 2012; noncontrolling interests decreased by $50,505 thousand as of September 30, 2012. For the three months ended September 30, 2012, pension cost decreased by $10,189 thousand which increased $42 thousand in operating costs and decreased $10,231 thousand in operating expenses. For the nine months ended September 30, 2012, pension cost decreased by $30,567 thousand which increased $127 thousand in operating costs and decreased $30,694 thousand in operating expenses.

In addition, prior to Chunghwa’s privatization in 2005, the pension contributions were made according to the relevant regulations. After privatization, the pension obligations of retained employees that were civil employees and retired employees entitled to receive future monthly pension payments prior to privatization based on the “Labor Pension Act”, “Act of Privatization of Government-Owned Enterprises”, and “Enforcement Rules of Statute of Privatization of Government-Owned Enterprises” were borne by the government. The settlement impact upon privatization of $20,648,078 thousand derived according to the actuarial report under IAS 19 shall be retroactively adjusted from retained earnings to additional paid-in capital - privatization at the date of transition to IFRSs.

7)	Award credits (often known as “points”)

Under ROC GAAP, there’s no relevant guidance regarding award credits. After the transition to IFRSs, Chunghwa applied IFRIC 13, “Customer Royalty Program” retroactively. The award credit should be measured at its fair value and defer the recognition of revenue. When the customers redeem the points, the related revenues and costs shall be recognized. Such guidance replaced Chunghwa’s accounting policy that Chunghwa used to accrue expenses when the award credits were granted.

Accrued award credits liabilities (classified as other current liabilities) decreased by $130,340 thousand as of September 30, 2012; deferred award credits revenue (classified as noncurrent liabilities - deferred revenue) increased by $67,471 thousand as of September 30, 2012; retained earnings increased by $62,869 thousand as of September 30, 2012. The revenue decreased by $14,514 thousand, the marketing expenses decreased by $27,647 thousand and the operating cost increased by $7,372 thousand for the three months ended September 30, 2012. The revenue decreased by $43,229 thousand, the marketing expenses decreased by $81,415 thousand and the operating cost increased by $21,111 thousand for the nine months ended September 30, 2012.

8)	Recognition of revenue from providing fixed line connection service

Prior to incorporation and privatization, Chunghwa was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from ROC GAAP as applicable to commercial companies. As such, Chunghwa recorded revenue from providing fixed line connection service upon the receipt of connection fees. Upon incorporation, net assets greater than capital stock was credited as additional paid-in-capital. Part of additional paid-in-capital was from unearned revenues relating to connection fees as of that date. Upon privatization, unearned revenue generated from one-time connection fees was deferred at the time of service performed and recognized as revenue over time as the service is continuously performed in accordance with ROC GAAP.

Under IFRSs, following the revenue recognition guidance, the above service revenue should be treated as deferred income and recognized over the time when the service is continuously provided.

Chunghwa retrospectively adjusted the deferred income of $1,419,419 thousand as of September 30, 2012, by decreasing retained earnings and increasing the deferred revenue from providing fixed line connection service ($533,244 thousand was classified as other current liabilities; $886,175 thousand was classified as noncurrent liabilities - deferred revenue as of September 30, 2012). Unappropriated earnings increased and the additional paid-in-capital decreased by $18,486,974 thousand as of September 30, 2012. For the three months ended September 30, 2012, revenue from providing fixed line connection service increased by $133,311 thousand. For the nine months ended September 30, 2012, revenue from providing fixed line connection service increased by $506,397 thousand.

9)	Recognition of construction contract revenue

The construction contracts did not meet the criteria in IFRIC 15 “Agreements for the Construction of Real Estate”; therefore IAS 11 “Construction Contracts” does not apply. The Company could only recognize the revenues when the projects are completed and sold out based on IAS 18, “Revenue”. Due to the reasons mentioned above, the Company reversed the revenue that was recognized based on percentage completion method, and recognize the related revenue, cost and expense when the project is completed in 2012.

The construction revenue increased by $762,921 thousand, the construction cost increased by $319,475 thousand and the marketing expenses increased by $48,153 thousand for the three months ended September 30, 2012. The construction revenue increased by $697,050 thousand, the construction cost increased by $305,009 thousand and the marketing expenses increased by $44,516 thousand for the nine months ended September 30, 2012.

10)	Equity method investments

Associates and jointly controlled entities are accounted for using equity method upon the Company’s transition to IFRSs, the main adjustment includes employee benefit and share-based payments, etc. As a result, long-term investments decreased by $9,330 thousand as of September 30, 2012; retained earnings decreased by $39,858 thousand as of September 30, 2012; unrecognized net loss of pension decreased by $35,571 thousand as of September 30, 2012; noncontrolling interests decreased by $5,043 thousand as of September 30, 2012. Investment income from associates and jointly controlled entities that accounted for using equity method increased by $1,232 thousand for the three months ended September 30, 2012 and $609 thousand for the nine months ended September 30, 2012, respectively.

11)	Share-based payment transactions

Part of the employee stock options granted by a subsidiary was not vested on the transition date. Therefore, the subsidiary should apply IFRS 2, “Share-based Payment” retroactively. Under IFRSs, paid-in capital - employee stock option recognized by subsidiary does not belong to the equity attributable to parent company, instead it should be accounted as noncontrolling interests. As of September 30, 2012, retained earnings decreased by $426 thousand, additional paid-in capital reported by equity-method investees decreased by $1,231 thousand and noncontrolling interests increased by $1,657 thousand. For the three months and nine months ended September 30, 2012, the compensation cost under general and administrative expense both decreased by $1,543 thousand and $2,601 thousand.

12)	Subscription of associates/subsidiaries new shares and adjustments of paid-in capital reported related to equity-method investees

When an investee issues new shares and existing shareholders do not subscribe to the new shares at their respective proportion in share holdings, this would result in changes in the investor’s shareholdings of the equity method investee. According to the Statements of Financial Accounting Standards (“SFAS”) No. 5 “Long-term Investments under Equity Method” under ROC GAAP, as there are changes in the net assets value of the equity method investee attributable to the investor, the investor shall reflect such changes by adjusting additional paid-in capital and long-term investments. However, under IFRSs, if the changes do not cause the investor to lose significant influence over associates, the change shall be treated as a deemed disposal with the related gain or loss recognized in earnings. If the changes do not cause the investor to lose control over subsidiaries, the change shall be treated as equity transactions. In addition, the Company complied with the IFRSs FAQs published by the Taiwan Stock Exchange, and reclassified the paid-in capital which did not meet the definitions under IFRSs or the Company Act and Regulations of Ministry of Economic Affairs to retained earnings. The Company reclassified such paid-in capital of $28,211 thousand to retained earnings, retained earnings increased by $27,942 thousand and long-term investment decreased by $269 thousand as of September 30, 2012. Gain on disposal of financial instruments increased by nil and $1,112 thousand for the three months and nine months ended September 30, 2012.

13)	Prepaid cards

Prior to incorporation and privatization, Chunghwa was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from ROC GAAP as applicable to commercial companies. As such, revenue from selling prepaid phone cards was recognized at the time of sale by Chunghwa. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from prepaid cards as of that day. Upon privatization, unearned revenue generated from prepaid cards was deferred at the time of sale and recognized as revenue as consumed in accordance with ROC GAAP.

Under IFRSs, revenue from prepaid cards is deferred at the time of sale and recognized as revenue as consumed.

The amount of reclassification from additional paid-in capital to unappropriated earnings was $2,798,176 thousand as of September 30, 2012.

14)	10% tax on unappropriated earnings

In the Republic of China (“ROC”), a 10% tax is imposed on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries). Under ROC GAAP, the Company records the 10% tax on unappropriated earnings upon the resolution of the following stockholders’ meeting.

Under IFRSs, the 10% tax on unappropriated earnings is accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year.

Current tax liabilities increased by $2,964,080 thousand as of September 30, 2012; retained earnings decreased by $2,884,612 thousand as of September 30, 2012; noncontrolling interests decreased by $79,468 thousand as of September 30, 2012. Income tax expenses increased by $964,912 thousand for the three months ended September 30, 2012 and decreased by $1,540,708 thousand for the nine months ended September 30, 2012.

The aforementioned 10% tax on un-appropriate earnings is also applicable to the underlying investees whom the company invested and accounted for using equity method. And, as a result, investments accounted for using equity method decreased by $32,496 thousand as of September 30, 2012; retained earnings decreased by $26,302 thousand as of September 30, 2012; noncontrolling interests decreased by $6,194 thousand as of September 30, 2012. Share of the profit of associates and jointly controlled entities accounted for using the equity method decreased by $13,369 thousand for the three months ended September 30, 2012 and increased $3,780 thousand for the nine months ended September 30, 2012.

15)	Presentation of consolidated balance sheets

a)	Piping fund

As part of the government’s effort to upgrade the existing telecommunications infrastructure project, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. Based on the terms of Construction Funding Agreement, if the Piping Fund project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. In order to conform to the presentation of the financial statements under IFRSs, the fund was reclassified as other noncurrent assets.

b)	Time deposits with maturities of more than three months

Under ROC GAAP, cash and cash equivalents includes time deposits that are cancellable but without any loss of principal. Under IFRSs, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of three months or less from the date of acquisition.

Time deposits and negotiable certificate of deposits with maturities of more than three months held by the Company were $7,314,945 thousand as of September 30, 2012. In order to conform to the presentation of the financial statements under IFRSs, such amounts were reclassified from cash to other monetary assets - current.

c)	Deferred expense

The deferred expense, which was classified as other assets under ROC GAAP, was reclassified based on its nature under IFRSs. Deferred expenses relating to decoration construction projects and advertisement signboard, etc. were reclassified as property, plant and equipment of $185,340 thousand as of September 30, 2012. Deferred expenses relating to computer software were reclassified as intangible assets of $36,465 thousand as of September 30, 2012.

d)	Assets held for disposal

The property, plant and equipment classified as held for disposal (included in other assets - others) under ROC GAAP, was reclassified based on its nature under IFRSs. Assets held for disposal were reclassified as property, plant and equipment of $27,580 thousand as of September 30, 2012.

e)	Reclassification of financial assets carried at cost

Based on the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, stocks held by the Company which were not listed in Taiwan Stock Exchange or were not trading in the GreTai Securities Market and the Company did not have significant influence over these investees were classified as financial assets carried at cost. After transition to IFRSs, financial assets carried at cost were designated as available-for-sale financial assets. Financial assets carried at cost were reclassified as available-for-sale financial assets of $2,616,087 thousand as of September 30, 2012.

16)	Presentation of consolidated statements of comprehensive income

After the transition to IFRSs, the consolidated statement of comprehensive income includes net income and other comprehensive income. Further, certain accounts were reclassified to conform to the presentation of the financial statements under IFRSs.

17)	Summary of material adjustments of cash flow statements

Under ROC GAAP, collection and payment of interest and collection of dividends were classified as operating activity; payment of dividends was classified as financing activity. Further, for cash flow statement prepared using the indirect method, cash payment of interest expense is required for supplemental disclosure. Based on IAS 7 “Cash Flow Statement”, collection and payment of interest and dividends were disclosed separately with consistency for each period and classified as operating activity, investing activity or financing activity.